

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

August 1, 2008

By U.S. Mail and Facsimile

Mr. James R. McLaughlin
Chief Financial Officer
Ameron International Corporation
245 South Los Robles Avenue
Pasadena, CA 91101-3638

> **Re:** **Ameron International Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2007**
> **Form 10-Q for the Fiscal Quarter Ended March 2, 2008**
> **Form 10-Q for the Fiscal Quarter Ended June 1, 2008**
> **File No. 001-09102**

Dear Mr. McLaughlin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief